UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 25, 2012

Commission File Number: 001-32328

Mechel OAO ———————————————————————————————————
(Translation of registrant’s name into English)

RUSSIAN FEDERATION ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Krasnoarmeyskaya 1, Moscow 125993 Russian Federation
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MECHEL REPORTS DECISIONS MADE BY BOARD OF DIRECTORS

Moscow, Russia – September 25, 2012 – Mechel OAO (NYSE: MTL), one of the leading
Russian mining and metals companies, reports decisions made by the Board of
Directors.
Mechel OAO’s Board of Directors held a meeting on September 21, 2012, with the agenda including, among other issues, the measures on restructuring the Group’s assets in order to improve the company’s financial performance and increase its shareholder value, in view of the revised strategy approved in May this year. We reiterate that the revised strategy for Mechel OAO’s development envisions focusing on such priority areas as mining and full-cycle steelmaking with an emphasis on  production of long products and high value-added products, including specialty steel, stainless steel and hardware.
Based on the results of an analysis of Mechel OAO’s assets presented by the management, the Board of Directors unanimously approved divestment of the following assets as not consistent with the new development strategy:
enterprises that make up Mechel’s Eastern European Steel Division S.R.L.,
Donetsk Electrometallurgical Plant PJSC (Ukraine), Invicta Merchant Bar Ltd.
(UK), UAB “Mechel Nemunas” (Lithuania), Mechel Service Global B.V. (except
Mechel Service OOO (Russia)), Voskhod-Chrome LLP (Kazakhstan),  Voskhod-Oriel
LLP (Kazakhstan), Tikhvin Ferroalloy Plant OOO (Russia), Southern Urals Nickel
Plant OAO (Russia), Kuzbass Power Sales Company OAO (Russia), Toplofikatsia
Rousse EAD (Bulgaria).
In order to speed up implementation of the mining division’s priority project —
development of the Elga coal deposit — the Board of Directors also recommended evaluating the possibility of a potential divestment of a minority stake in
Mechel Mining OAO to a strategic partner (but such stake not to exceed 25%).
Mechel OAO’s Chief Executive Officer Yevgeny Mikhel commented on the Board of
Directors’ decisions: “We took an important practical step in implementing the
Group’s renewed strategy. The decisions made by the Board of Directors are fully in line with Mechel’s declared course on improving our operational efficiency, development of those investment projects that are most promising from an opportunity costs standpoint, and will enable us to focus on priority business areas, work on systematically reducing the level of indebtedness and improving the company’s shareholder value. I will note that any divestment deals within the framework of Mechel OAO’s renewed strategy would be subject to receiving proposals at compelling terms that the Board of Directors consider to be in the best interest of all shareholders.”

***
Mechel OAO
Maria Kolmogorova
Phone: + 7 495 221-88-88
maria.kolmogorova@mechel.com
***
Mechel is one of the leading Russian companies. Its business includes four segments: mining, steel, ferroalloy and power. Mechel unites producers of coal, iron ore concentrate, nickel, ferrochrome, ferrosilicon, steel, rolled products, hardware, heat and electric power. Mechel products are marketed domestically and internationally.
***
Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Mechel, as defined in the safe harbor provisions of the U.S.
Private Securities Litigation Reform Act of 1995. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not intend to update these statements. We refer you to the documents Mechel files from time to time with the U.S. Securities and
Exchange Commission, including our Form 20-F. These documents contain and identify important factors, including those contained in the section captioned
“Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in our
Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the achievement of anticipated levels of profitability, growth, cost and synergy of our recent acquisitions, the impact of competitive pricing, the ability to obtain necessary regulatory approvals and licenses, the impact of developments in the Russian economic, political and legal environment, volatility in stock markets or in the price of our shares or ADRs, financial risk management and the impact of general business and global economic conditions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mechel OAO

Date: September 25, 2012	By:	Yevgeny V. Mikhel
	Name:	Yevgeny V. Mikhel
	Title:	CEO